SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

I. PURPOSE OF FILING:

Iberdrola, S.A., a company organized under the laws of the Kingdom of Spain (“Iberdrola”), is submitting this Form 6-K to establish itself, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as the successor issuer to Scottish Power plc, a company organized under the laws of Scotland (“ScottishPower”).

II. BACKGROUND AND SUCCESSION PURSUANT TO RULE 12g-3:

On April 23, 2007, Iberdrola acquired ScottishPower pursuant to a scheme of arrangement (the “Scheme of Arrangement”) approved by the shareholders of ScottishPower and sanctioned by the Court of Session in Edinburgh, Scotland.

In connection with the Scheme of Arrangement, the holders of the issued ordinary shares of ScottishPower (the “ScottishPower Shares”) each received 0.1646 of ordinary shares of Iberdrola (the “Iberdrola Shares”) and 400 pence in cash for each ScottishPower Share held by them. Persons that held ordinary shares of ScottishPower in the form of ScottishPower American Depositary Shares, each of which represented four ScottishPower Shares (the “ScottishPower ADSs”), received 1,600 pence and 0.6584 of new American Depositary Shares of Iberdrola (the “Iberdrola ADSs”) for each ScottishPower ADS held by them. Each Iberdrola ADS represents one Iberdrola Share.

Certain holders of ScottishPower Shares and ScottishPower ADSs were also offered the opportunity under a mix and match facility to elect to vary the proportions in which they received cash consideration and Iberdrola Shares or Iberdrola ADSs, as applicable. Satisfaction of such elections was subject to equal and opposite elections being made by other holders of ScottishPower Shares and ScottishPower ADSs. To the extent that elections for cash and/or Iberdrola Shares or Iberdrola ADSs, as applicable, were not satisfied in full, they were scaled down on a pro rata basis. Certain holders of ScottishPower Shares were also offered the option to elect to receive loan notes to be issued by Iberdrola as an alternative to some or all of the cash consideration which they would otherwise receive pursuant to the Scheme of Arrangement.

The ordinary shares of ScottishPower and the ScottishPower ADSs were registered with the U.S. Securities and Exchange Commission pursuant to Section 12(b) and Section 12(g) of the Exchange Act. Prior to the effectiveness of the Scheme of Arrangement, the ordinary shares of Iberdrola were not registered under Section 12 of the U.S. Securities Act of 1933 in reliance on the exemption provided in Rule 12g3-2(b) under the Exchange Act. Upon effectiveness of the Scheme of Arrangement, the Iberdrola Shares and the Iberdrola ADSs are deemed registered under Section 12 of the Exchange Act as a successor issuer to ScottishPower pursuant to Rule 12g-3(a) of the Exchange Act, which provides that securities of an issuer that are not already registered will be deemed registered under Section 12 of the Act when such securities are issued in connection with an exchange offer to the holders of any class of securities of another issuer registered pursuant to Section 12(b) or 12(g) of the Act.

This current report constitutes Iberdrola’s assumption of filing obligations under Section 13 of the Exchange Act.

In addition, Iberdrola hereby furnishes as an exhibit to this Form 6-K Iberdrola’s press release announcing the consummation of the acquisition of ScottishPower pursuant to the Scheme of Arrangement.

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release relating to the consummation of the acquisition of ScottishPower

PRESS RELEASE 23 April 2007

Following sanction of the Scheme of Arrangement by the Edinburgh Court of Session

IBERDROLA-SCOTTISHPOWER TRANSACTION TAKES EFFECT

Today Iberdrola’s share capital was increased by €8,031 million (245 million shares)

•   Ignacio Galán, Chairman and CEO of IBERDROLA, said that “today sees the birth of one of the largest energy companies in the world, with a total enterprise value of more than €65 billion”

•   IBERDROLA and ScottishPower have a combined installed capacity of around 40,000 MW, are world leaders in renewables (16,500 MW) and reach more than 21 million consumers in Europe and the Americas

IBERDROLA and ScottishPower have completed the transaction signed on November 27 of last year, following sanction as required under UK legislation (Companies Act 1985) at the meeting of the Court of Session held this afternoon in Edinburgh.

With this final step, IBERDROLA has acquired all issued ordinary shares of ScottishPower: approximately 52.3% in exchange for cash or loan notes and the remaining 47.7% (approximately) in IBERDROLA shares.

As a result, and following the corresponding Board approval, IBERDROLA has today increased its share capital by €8,031 million, equivalent to 245,225,982 new shares which are expected to start trading on the Spanish continuous market (symbol: IBE.SM) on Wednesday 25 April.

The new IBERDROLA shares have a nominal value of €3 and a paid-in surplus of €29.75, making up 21.4% of the new share capital of the Company after the capital increase, which amounts to 1,146,775,163 shares.

Communications

Ignacio Galán, Chairman and CEO of IBERDROLA, expressed his satisfaction at the closing of the transaction, which “marks a major milestone in the 100-year history of the Company with the birth of one of the largest electricity companies in the world, a leader in renewables with an enterprise value of more than €65 billion.”

With the integration of IBERDROLA and ScottishPower the new Group has a combined installed capacity around 40,000 megawatts (MW) compared with the 30,500 MW of IBERDROLA alone (a rise of 28%). Of this new capacity, 32,500 MW relates to conventional generation, an increase of 25% over IBERDROLA’s current level of 26,000 MW.

World leader in renewables

The new integrated group will consolidate IBERDROLA’s world leadership in renewable energy - including large-scale hydroelectric power - with an installed capacity of 16,500 MW that in the coming years the Company expects to exceed 20,000 MW.

The combination of IBERDROLA and ScottishPower will at the same time reinforce world leadership in wind power, adding the almost 2,000 MW of ScottishPower capacity, mostly from its PPM subsidiary in the United States to the nearly 5,000 MW of IBERDROLA, an increase of 40%.

The new Group has a significantly larger consumer base (+18%), with the 3.3 million of ScottishPower adding to the 18.4 million of IBERDROLA to total 21.7 million in Europe and the Americas.

At present, the Company has 2.7 billion cubic metres of gas storage capacity in the UK and the United States, with significant expansion potential.

The geographical footprint of IBERDROLA and ScottishPower is now of significant proportions, creating an Atlantic energy platform. It has operations in Spain, the UK, the United States, Mexico, Brazil, Greece, Portugal, France, Germany, Italy, Poland, Guatemala, Bolivia and Chile. The group also has a substantial project pipeline that will enable it to continue growing in the future.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer for sale of securities or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The new Iberdrola shares to be issued to ScottishPower shareholders pursuant to the Scheme of Arrangement are not and will not be registered pursuant to the U.S. Securities Act or any other U.S. regulations applicable to securities. The new Iberdrola shares will be issued pursuant to a registration exemption provided by Article 3(a)(10) of the U.S. Securities Act.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola on the date hereof. Except as required by applicable law, Iberdrola does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Iberdrola, S.A.

By:	/S/ JULIAN MARTINEZ-SIMANCAS SANCHEZ
Name:	Julián Martínez-Simancas Sánchez
Title:	General Secretary

Date: April 23, 2007